                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2009
                         ------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):..........

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on November 11, 2009.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

Dated: November 11, 2009

                                                By: /s/ Ety Sabach
                                                --------------------------------
                                                Ety Sabach
                                                Chief Financial Officer
News

                                                           FOR IMMEDIATE RELEASE

   G. WILLI-FOOD REPORTS NET INCOME OF US$ 3.1 MILLION FOR THIRD QUARTER 2009

      2009 Q3 OPERATING INCOME INCREASED 916% OVER 2008 Q3 OPERATING INCOME

YAVNE, ISRAEL - NOVEMBER 11, 2009 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (the "COMPANY" or "WILLI FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced its unaudited financial results for the third quarter and the nine months ended September 30, 2009.

THIRD QUARTER FISCAL 2009 SUMMARY

     o    1.1 % decrease in sales over third quarter of 2008

     o    58.7% increase in gross profit over third quarter of 2008

     o    32.3% gross margin in third quarter of 2009 compared with 20.1% gross margin in third quarter of 2008

     o    915.8% increase in operating income over third quarter of 2008

     o    1,338.5% increase in income before taxes on income over third quarter of 2008

     o    844.0% increase in income from continuing operations over third quarter of 2008

     o    1,686.0% increase in net income over third quarter of 2008

     o    12,546.6% increase in net income attributable to Company Shareholders over third quarter of 2008

Willi-Food's operating divisions include Willi-Food in Israel, wholly owned Gold
Frost - a designer, developer and distributor of branded kosher dairy food products, and Shamir Salads - an Israeli distributor and manufacturer of
Mediterranean style salads.

Sales for the third quarter of 2009 decreased by 1.1% to NIS 68.6 million (US$
18.3 million) compared to sales of NIS 69.4 million (US$ 18.5 million) in the third quarter of 2008. Gross profit for the third quarter of 2009 increased by
58.7% to NIS 22.2 million (US$ 5.9 million) compared to gross profit of NIS 14.0 million (US$ 3.7 million) in the third quarter of 2008. Third quarter gross margin was 32.3% compared to gross margin of 20.1% for the same period in 2008.
The increase in gross profit for the period was primarily due to the continued
devaluation of the US dollar compared to the New Israeli Shekel (NIS) and to increased sales of higher margin products, such as certain new products that we have recently added to our product lines.

Mr. Zwi Williger, President and COO of Willi-Food commented, "We believe that the third quarter of 2009 was an important period for Willi-Food. In this current challenging environment, we were able to achieve record margins through, among other things, successfully launching new profitable items into our product lines. We expect to launch additional new products into our product lines in the near future while we continue to develop new and innovative food products. We have also been successful in adjusting the sale prices of our products to consumers in accordance with product prices of our suppliers. That, combined with the depreciation of the U.S. dollar against the NIS, which has led to a reduction of the NIS denominated product purchase prices that we pay to our suppliers, enabled us to increase our gross profits margins."

Willi-Food's operating income for the third quarter of 2009 increased 915.8% to
NIS 14.2 million (US$ 3.8 million) from NIS 1.4 million (US$ 0.4 million)
reported in the comparable quarter of last year. Selling expenses decreased by
4.7% from the comparable quarter of 2008. Selling expenses as a percentage of sales decreased in the third quarter of 2009 to 11.4% compared to 11.8% in the third quarter of 2008. The decrease in selling expenses was partly attributed to the initiatives that Company management took in early 2009 to reduce the
Company's expenses. General and administrative expenses as a percentage of revenue increased in the third quarter of 2009 to 7.8% from 6.4% in the third quarter of 2008. The increase in general and administrative expenses in the third quarter of 2009 was attributed to the payment of a management bonus that was linked to our financial results - NIS 1.5 million (US$ 0.4 million) in the third quarter of 2009 compared to NIS 0.04 million (US$ 0.01 million) in the third quarter of 2008.

Willi-Food's other income for the third quarter of 2009 was NIS 5.2 million (US$
1.4 million) compared to other income of NIS 0.07 million (US$ 0.02 million) for the third quarter of 2008. The increase in other income in the third quarter of
2009 was attributed to capital gain resulting from the completion of the tender offer for Gold Frost's shares in July 2009.

Willi-Food's income before taxes for the third quarter of 2009 increased
1,338.5% to NIS 14.6 million (US$ 3.9 million) from NIS 1.0 million (US$ 0.4 million) recorded in the third quarter of 2008. Income from continuing operations for the third quarter of 2009 increased 844.0% to NIS 12.9 million
(US$ 3.4 million) from NIS 1.4 million (US$ 0.4 million) recorded in the third quarter of 2008. Third quarter loss from discontinuing operations in 2009 and
2008 includes the Company's export segment assembled by Baron, the Danish company and WF.

Willi-Food's net income in the third quarter of 2009 increased 1,686.0% to NIS
11.5 million (US$ 3.1 million) from NIS 0.6 million (US$ 0.2 million) recorded in the third quarter of 2008. Willi- Food's net income related to Company
Shareholders in the third quarter of 2009 was NIS 11.1 million (US$ 3.0 million), or NIS 1.08 (US$ 0.29) per share compared to net income related to
Company Shareholders of NIS 0.1 million (US$ 0.02 million), or NIS 0.01 (US$
0.003) per share, recorded in the third quarter of 2008.

Willi-Food ended the quarter with $29.4 million in cash and securities and $2.0 million in short-term debt (51% of the debt of Shamir Salads).

NINE MONTHS FISCAL 2009 SUMMARY

     o    2.6 % increase in sales over first nine months of 2008

     o    8.4% increase in gross profit over first nine months of 2008

     o    26.7% gross margin in nine months of 2009 compared with 25.2% gross margin in first nine months of 2008

     o    74.6% increase in operating income over first nine months of 2008

     o    99.4% increase in income before taxes on income over first nine months of 2008

     o    114.9% increase in income from continuing operations over first nine months of 2008

     o    165.9% increase in net income over first nine months of 2008

     o    237.8% increase in net income related to Company Shareholders over first nine months of 2008

Sales for the nine months ended September 30, 2009 increased by 2.6% to NIS
223.7 million (US$ 59.5 million) compared to sales of NIS 218.1 million (US$58.0 million) in the first nine months of 2008. Gross profit for the nine month period increased by 8.4% to NIS 59.7 million (US$ 15.9 million) compared to gross profit of NIS 55.1 million (US$ 14.7 million) in the first nine months of last year. Gross margin in the nine month period improved to 26.7% compared to gross margin of 25.2% in the same period in 2008.

Operating income for the first nine months of 2009 increased by 74.6% to NIS
27.0 million (US$ 7.2 million) from NIS 15.5 million (US$ 4.1 million) reported in the comparable period of last year. Operating income in the first nine months of 2009 included a NIS 3.1 million (US$ 0.8 million) general and administrative expense due to the payment of a management bonus compared to the payment of a
NIS 1.3 million (US$ 0.3 million) management bonus in the first nine months of
2008.

Other income for the first nine months of 2009 included capital gains attributed to the completion of the tender offer for Gold Frost's shares on July 27, 2009 compared to other expenses of NIS 1.9 million (US$ 0.5 million) related to the final arbitration award entered against the Company for damages in the comparable period in 2008.

Income before taxes increased 99.4% to NIS 27.7 million (US$ 7.4 million) in the first nine months of 2009 compared to income before taxes of NIS 13.9 million
(US$ 3.7 million) recorded in the first nine months of 2008. Income from continuing operations for the first nine months of 2009 increased 114.9% to NIS
23.2 million (US$ 6.2 million) compared to income from continuing operations of
NIS 10.8 million (US$ 2.9 million) for the first nine months of 2008. Income from discontinuing operations for the first nine months of 2009 was NIS 0.4 million (US$ 0.1 million) and loss from discontinuing operations for the comparable period in 2008 was NIS 1.9 million (US$ 0.5 million).

Willi-Food's net income for the first nine months of 2009 increased 165.9% to
NIS 23.5 million (US$ 6.3 million) from NIS 8.9 million (US$ 2.4 million)
recorded in the first nine months of 2008. Willi- Food's net income attributable to Company Shareholders in the third quarter of 2009 increased 237.8% to NIS
22.6 million (US$ 6.0 million), or NIS 2.2 (US$ 0.59) per share from NIS 6.7 million (US$ 1.8 million), or NIS 0.65 (US$ 0.17) per share, recorded in the first nine months of 2008.

OUTLOOK

Mr. Zwi Williger commented, "Willi-Food achieved net income attributable to
Company Shareholders of US$ 3 million in the third quarter of 2009 - a margin of
16.2% of sales. As I mentioned in our 2009 Q2 release, our subsidiaries, Baron and the Danish distributor did not perform as we had expected, and this was the reason that we decided to sell them at prices similar to our original acquisition costs. Our strong financial results for the third quarter of 2009 demonstrate Willi-Food's ability to capitalize on what we believe to be the growing interest of consumers in the kosher market. We are able to differentiate our company through our success at becoming a high margin business in a low margin industry. We are pleased to consistently deliver significantly higher margins than those generated by most other companies in our industry."

"We analyzed the recession and relevant economic indicators that began in our home market, as well as feedback from our customers, showing that the measures that we took are placing us in a good position for future growth. Willi-Food has taken the appropriate measures to position the Company for a stronger fiscal
2009 and 2010, and we remain focused on maximizing long-term profitability."

"We are carefully reviewing our merger and acquisition strategy. The U.S.
remains a strategic region of interest for Willi-Food, and for now, we are seeking more customers to whom we can distribute our products, and specifically, customers who wish to grow their volume and diversify their line of premium kosher products. Our line of products includes over 600 products exclusively distributed by Willi-Food and Shamir Salads. The dynamics of the industry are driving demand for innovative kosher products, and we believe that Willi-Food has the infrastructure and development expertise to deliver. Our strategy is to leverage Willi-Food's global supplier relationships and expertise in product development and to capitalize on the growing demand for innovative kosher products for both kosher and health minded consumers in the U.S. We belive that the health benefits of eliminating animal fats in the `kosherizing' process in our dairy products makes our products attractive to consumers looking for better tasting, low-cholesterol and low-fat alternatives."

Mr. Williger concluded, "We continue to work to expand the footprint and brand recognition of Willi-Food globally while diversifying our product base in order to hedge against any single event that might impact our results. We are looking for improved results in the fourth quarter of 2009 and in 2010 as compared to our 2008 fourth quarter and as compared to our results for the first nine months of 2009."

Willi-Food recently announced that it began shipping its "Instant Noodle Bowl"
product to supermarkets and big box retail chains in the U.S. and Canada. The
"Instant Noodle Bowl" is offered in three flavors, Chicken, Vegetable and Hot &
Spicy and is available at A&P, Ralphs, Safeway, Vons, Food Emporium, Giant and
Wal-Mart, among others. The Instant Noodle Bowl is the latest Willi-Food product to be introduced into the U.S. and Canadian markets.

The Company will host a conference call to discuss results on November 11, 2009 at 11:00 AM Eastern. Interested parties may participate in the conference call by dialing 877-941-6011 (US), or 1-480-629-9814 (International), 5-10 minutes prior to the start of the call. A replay of the conference call will be available from 5:00 PM EDT on November 11, 2009 through 11:59 PM EDT on December
11, 2009 by dialing 800-406-7325, access code 4179060 (US). A webcast link of the live and archived conference call will be available on the day of the call by following this link:

http://w.on24.com/r.htm?e=175085&s=1&k=17b3243a2b625bee5c82fc80c8e8455e

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
1,000 food products manufactured by some 120 top-tier suppliers throughout the world to more than 1,500 customers. Willi-Food excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
The Company also operates two subsidiaries: its wholly owned subsidiary, Gold
Frost Ltd., that develops and distributes kosher chilled and frozen dairy food products internationally and Shamir Salads, a leading international manufacturer and distributor of pre-packaged chilled Mediterranean dips and spreads. For more information, please visit the Company's website at http://www.willi-food.co.il.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED SALES, OPERATING RESULTS,
AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS,
UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS OF
ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE
RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED IN
THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS INCLUDE BUT ARE
NOT LIMITED TO: CHANGES AFFECTING CURRENCY EXCHANGE RATES, INCLUDING THE
NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR MAJOR CLIENTS, THE
LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND REGULATIONS,
INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND INABILITY TO
MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR PRODUCTS,
TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA FOODS, LOSS
OF ONE OR MORE OF OUR PRINCIPAL CLIENTS ,INCREASE OR DECREASE IN GLOBAL PURCHASE
PRICES OF FOOD PRODUCTS, INCREASING LEVELS OF COMPETITION IN ISRAEL AND OTHER
MARKETS IN WHICH WE DO BUSINESS, CHANGES IN ECONOMIC CONDITIONS IN ISRAEL,
INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN THE COMPANY'S CORE MARKETS, OUR
INABILITY TO ACCURATELY PREDICT CONSUMPTION OF OUR PRODUCTS AND RISKS ASSOCIATED
WITH PRODUCT LIABILITY CLAIMS. WE CANNOT GUARANTEE FUTURE RESULTS, LEVELS OF
ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE MATTERS DISCUSSED IN THIS PRESS
RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES SUMMARIZED UNDER THE HEADING "RISK
FACTORS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER
31, 2008, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE FACTORS ARE
UPDATED FROM TIME TO TIME THROUGH THE FILING OF REPORTS AND REGISTRATION
STATEMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. WE DO NOT ASSUME ANY
OBLIGATION TO UPDATE THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS
RELEASE.

NOTE A: CONVENIENCE TRANSLATION TO U.S. DOLLARS

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on September 30, 2009, U.S. $1.00 equals
NIS 3.758. The translation was made solely for the convenience of the reader.

NOTE B: IFRS

The Company's consolidated financial results for the nine month and three month periods ended September 30, 2009 are presented in accordance with International
Financial Reporting Standards ("IFRS").

NOTE C: DISCONTINUED OPERATIONS

Discontinued operations are measured and presented in accordance with the provisions of IFRS 5 "Non-current Assets Held for Sale and Discontinued
Operations".

The results of discontinued operations are presented in the income statement in a separate item below income from continuing operations. The comparative income from discontinued operations has been re-presented to include those operations classified as discontinued in the current period.

COMPANY CONTACT:

G. WILLI FOOD INTERNATIONAL LTD.
Ety Sabach, CFO
(+972) 8-932-1000
ety@willi-food.co.il

INVESTOR CONTACT

BPC FINANCIAL MARKETING
John Baldissera
800-368-1217

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                       SEPTEMBER 30, DECEMBER 31, SEPTEMBER 30,  DECEMBER 31,
                                                         -------       -------       -------       -------
                                                         2 0 0 9       2 0 0 8       2 0 0 9       2 0 0 8
                                                         -------       -------       -------       -------
                                                                  NIS                     US DOLLARS (*)
                                                         ---------------------       ---------------------
                                                                           (IN THOUSANDS)
                                                         -------------------------------------------------

      ASSETS
CURRENT ASSETS
   Cash and cash equivalents                             105,618        78,749        28,105        20,955
   Financial assets carried at fair value through
     profit or loss                                        4,843         9,367         1,289         2,493
   Trade receivables                                      71,750        79,599        19,093        21,181
   Other receivables and prepaid expenses                  3,163         3,987           841         1,061
   Current tax assets                                          -         2,456             -           653
   Inventories                                            27,512        34,417         7,321         9,158
                                                         -------       -------       -------       -------
      TOTAL CURRENT ASSETS                               212,886       208,575        56,649        55,501
                                                         -------       -------       -------       -------
FIXED ASSETS
    Cost                                                  56,005        55,574        14,903        14,788
    Less: accumulated depreciation                        16,002        13,467         4,258         3,583
                                                         -------       -------       -------       -------
                                                          40,003        42,107        10,645        11,205
                                                         -------       -------       -------       -------
Prepaid expenses                                          12,853        12,539         3,420         3,337
Goodwill                                                   1,935         3,829           515         1,019
Intangible assets, net                                     4,779         5,181         1,272         1,379
Deferred taxes                                               324         1,111            86           295
                                                         -------       -------       -------       -------
       TOTAL NON-CURRENT ASSETS                           59,894        64,767        15,938        17,235
                                                         =======       =======       =======       =======
                                                         272,780       273,342        72,587        72,736
                                                         =======       =======       =======       =======
      LIABILITIES AND SHAREHOLDERS'
         EQUITY
CURRENT LIABILITIES
      Short-term bank credit                              14,950        17,562         3,978         4,673
      Trade payables                                      45,161        53,728        12,017        14,297
      Accruals                                                78         6,197            21         1,649
      Current tax liabilities                              2,817         1,050           750           279
      Other payables and accrued expenses                  7,205         4,971         1,917         1,323
      Employees Benefits                                   2,518         2,544           670           677
                                                         -------       -------       -------       -------
      TOTAL CURRENT LIABILITIES                           72,729        86,052        19,353        22,898
                                                         -------       -------       -------       -------
NON-CURRENT LIABILITIES
      Long-term bank loans                                    23           267             6            71
      Deferred taxes                                         464           442           124           118
      Warrants to issue shares                                 -             5             -             1
      Employees Benefits                                   1,046           994           278           265
                                                         -------       -------       -------       -------
      TOTAL LONG TERM LIABILITIES                          1,533         1,708           408           455
                                                         -------       -------       -------       -------
SHAREHOLDERS' EQUITY
      Share capital NIS 0.10 par value
      (authorized - 50,000,000 shares, issued
      and outstanding - 10,267,893 shares)                 1,113         1,113           296           296
      Additional paid in capital                          59,056        59,056        15,715        15,715
      Capital fund                                           247           247            66            66
      Foreign currency translation reserve                   660           369           176            98
      Retained earnings                                  134,071       111,447        35,676        29,656
      Noncontrolling interest                              3,371        13,350           897         3,552
                                                         -------       -------       -------       -------
                                                         198,518       185,582        52,826        49,383
                                                         =======       =======       =======       =======
                                                         272,780       273,342        72,587        72,736
                                                         =======       =======       =======       =======

(*)Convenience translation into U.S. dollars

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                NINE MONTHS                       THREE MONTHS                         NINE MONTHS
                                       ----------------------------        ----------------------------        ----------------------------
                                                              ENDED SEPTEMBER 30,                                   ENDED SEPTEMBER 30,
                                       ----------------------------------------------------------------        ----------------------------
                                        2 0 0 9           2 0 0 8           2 0 0 9           2 0 0 8           2 0 0 9           2 0 0 8
                                       ----------        ----------        ----------        ----------        ----------        ----------
                                                                      NIS                                               US DOLLARS (*)
                                       ----------------------------------------------------------------        ----------------------------
                                                             I N  T H O U S A N D S (EXCEPT PER SHARE AND SHARE DATA)
                                       ----------------------------------------------------------------------------------------------------

  Sales                                   223,704           218,122            68,628            69,424            59,527            58,042
  Cost of sales                           164,015           163,058            46,435            55,443            43,644            43,390
                                       ----------        ----------        ----------        ----------        ----------        ----------
  GROSS PROFIT                             59,689            55,064            22,193            13,981            15,883            14,652
                                       ----------        ----------        ----------        ----------        ----------        ----------

  Selling expenses                         23,056            24,126             7,813             8,201             6,135             6,420
  General and administrative
  expenses                                 14,940            13,553             5,367             4,445             3,976             3,606
  Other (Income)
  Expense                                  (5,312)            1,916            (5,208)              (65)           (1,414)              510
                                       ----------        ----------        ----------        ----------        ----------        ----------
  Total operating expenses                 32,684            39,595             7,972            12,581             8,697            10,536
                                       ----------        ----------        ----------        ----------        ----------        ----------
  OPERATING INCOME                         27,005            15,469            14,221             1,400             7,186             4,116

  Financial income                          1,677            (1,588)              752               (74)              446              (423)
  Financial expense                           975               (15)              387               312               259                (4)
                                       ----------        ----------        ----------        ----------        ----------        ----------
  Income before taxes on income            27,707            13,896            14,586             1,014             7,373             3,697
  Taxes on income                           4,515             3,106             1,710              (350)            1,201               827
                                       ----------        ----------        ----------        ----------        ----------        ----------
INCOME FROM CONTINUING
  OPERATIONS                               23,192            10,790            12,876             1,364             6,172             2,870

INCOME FROM DISCONTINUED
  OPERATIONS                                  353            (1,935)           (1,410)             (722)               93              (514)
                                       ----------        ----------        ----------        ----------        ----------        ----------
  NET INCOME                               23,545             8,855            11,466               642             6,265             2,356
                                       ==========        ==========        ==========        ==========        ==========        ==========
ATTRIBUTABLE TO:
   Owners of the company                   22,624             6,697            11,129                88             6,020             1,782
   Non - controlling interests                921             2,158               337               554               245               574
                                       ----------        ----------        ----------        ----------        ----------        ----------
  NET INCOME                               23,545             8,855            11,466               642             6,265             2,356
                                       ==========        ==========        ==========        ==========        ==========        ==========
Earnings per share data:
Earnings  per share:

  Basic from continuing
  operations                                 2.20              0.88              1.23              0.08              0.59              0.23
                                       ==========        ==========        ==========        ==========        ==========        ==========
  Basic from discontinued
  operations                                    -             (0.23)            (0.15)            (0.07)                -             (0.06)
                                       ==========        ==========        ==========        ==========        ==========        ==========
  BASIC                                      2.20              0.65              1.08              0.01              0.59              0.17
                                       ==========        ==========        ==========        ==========        ==========        ==========

  Diluted from continuing
  operations                                 2.20              0.88              1.23              0.08              0.59              0.23
                                       ==========        ==========        ==========        ==========        ==========        ==========
  Diluted from discontinued
  operations                                    -             (0.23)            (0.15)            (0.07)                -             (0.06)
                                       ==========        ==========        ==========        ==========        ==========        ==========
  DILUTED                                    2.20              0.65              1.08              0.01              0.59              0.17
                                       ==========        ==========        ==========        ==========        ==========        ==========
  Shares used in computing basic
  and diluted earnings per
  ordinary share:                      10,267,893        10,267,893        10,267,893        10,267,893        10,267,893        10,267,893
                                       ==========        ==========        ==========        ==========        ==========        ==========

 (*) Convenience translation into U.S. dollars